               THIS IS A CONFIRMING ELECTRONIC COPY OF A PAPER FILING
              PREVIOUSLY MADE ON FEBRUARY 11, 1994.  IT ALSO INCLUDES
             A RESTATEMENT OF THE INFORMATION REQUIRED TO BE SUBMITTED
               PURSUANT TO RULE 101(a)(2)(ii) OF REGULATION S-T.  THE
                 BRACKETED ITEMS DID NOT APPEAR IN THE PAPER FILING.

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                  ________________

                                    SCHEDULE 13G
                                  ________________

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 1)*

                                Lifetime Corporation
                                  (NAME OF ISSUER)

                                    Common Stock
                           (TITLE OF CLASS OF SECURITIES)

                                      53191120
                                   (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                        [ ]


(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 PAGE 1 OF 5 PAGES

                                         13G

CUSIP No.  53191120
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Weiss, Peck & Greer
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    - 0 -
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    - 0 -
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          - 0 -

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [X]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          0%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          BD, IA, PN
_____________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE 2 OF 5 PAGES
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[ITEM 1(a).]  NAME OF ISSUER:
              Lifetime Corporation

[ITEM 1(b).]  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              75 State Street, Boston, MA 02109

[ITEM 2(a).]  NAME OF PERSON FILING:
              Weiss, Peck & Greer

[ITEM 2(b).]  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
              One New York Plaza, New York, NY 10004

[ITEM 2(c).]  CITIZENSHIP:
               Weiss, Peck & Greer is a limited partnerhsip, organized under the laws of the State of New York.

[ITEM 2(d).]  TITLE OF CLASS OF SECURITIES:
              Common Stock

[ITEM 2(e).]  CUSIP NUMBER:
              53191120

[ITEM 3.]      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d
              -1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
              IS A:

              (a) [X]    Broker or dealer registered under Section
                           15 of the Act

              (b) [ ]    Bank as defined in Section 3(a)(6) of the
                         Act

              (c) [ ]    Insurance Company as defined in Section
                         3(a)(19) of the Act

              (d) [ ]    Investment Company registered under
                         Section 8 of the Investment Company Act

              (e) [X]    Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of 1940

              (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-
                         1(b)(1)(ii)(F)


                                  PAGE 3 OF 5 PAGES
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              (g) [ ]    Parent Holding Company, in accordance with
                         Rule 13d-1(b)(ii)(G); see item 7

              (h) [ ]    Group, in accordance with Rule 13d-
                         1(b)(1)(ii)(H)

[ITEM 4.]     OWNERSHIP.
               Not applicable.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              If this statement is being filed to report the fact that as of
	              the date hereof the reporting person has ceased to be the
               beneficial owner of more than five percent of securities, check the following [X].


[ITEM 6.]     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
              ANOTHER PERSON.

               This Schedule 13G is not being filed with respect to the shares of common stock which may be owned by general partners of Weiss, Peck & Greer (the "Partnership"), or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since the Partnership does not possess or share voting or investment power with respect to such shares. Each of such general partners disclaims, pursuant to Rule 13d-4, that he is the beneficial owner, within the meaning of Rule 13d-3, of the shares of common stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record.


[ITEM 7.]     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
              WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
              PARENT HOLDING COMPANY.
              Not applicable.


[Item 8.]     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
              GROUP.
              Not applicable.


[ITEM 9.]     NOTICE OF DISSOLUTION OF GROUP.
              Not applicable.







                                  PAGE 4 OF 5 PAGES
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ITEM 10.      CERTIFICATE.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.



                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1994


WEISS, PECK & GREER

By:   /s/ CHARLES B. SCHAFFRAN
      Charles B. Schaffran, General Partner





             Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                  PAGE 5 OF 5 PAGES